September 20, 2012

United States Securities and Exchange Commission
Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Cubist Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2011, Filed February 27, 2012 File number 000-21379

Dear Mr. Rosenberg:

We acknowledge receipt of your comment letter dated September 19, 2012, with respect to Cubist Pharmaceuticals, Inc.’s Form 10-K for the year ended December 31, 2011.

We respectfully request an extension of seven business days in order to adequately respond to your comments, and our response would be submitted no later than October 12, 2012.

Sincerely,

/s/ David W.J. McGirr

David W.J. McGirr
Senior Vice President and Chief Financial Officer

cc:	Michael W. Bonney, Chief Executive Officer
Tamara Joseph, Senior Vice President, General Counsel, and Secretary